Filed Pursuant to Rule 253(g)(2)

File No. 024-11171

CONCREIT FUND I LLC

SUPPLEMENT NO. 1 DATED JUNE 1, 2020

TO THE OFFERING CIRCULAR DATED MAY 13, 2020

This supplement No.1 is part of the offering circular dated May 13, 2020, (the “Offering Circular”) of Concreit Fund I LLC (“Concreit”) and should be read in conjunction with the Offering Circular. Terms used in this supplement No. 1 and not otherwise defined herein have the same meanings as set forth in our Offering Circular and any supplements thereto. The purpose of this supplement is to disclose:

1.	our monthly adapted net asset value (“NAV”) per Investor Share as of June 1, 2020;

2.	the status of our Redemption Plan;* and

3.	our historical share pricing information.*

* if applicable

Monthly Pricing Supplement

As of June 1, 2020, our NAV per Investor Share is $0.91. This NAV per Investor Share shall be effective until updated by Concreit on or about July 1, 2020 (or as soon as commercially reasonable thereafter), unless updated by us prior to that time.

Components of NAV

As described in the section titled “Valuation Policies” of our Offering Circular, our goal is to provide a reasonable estimate of the value of our Investor Shares on a periodic, ongoing basis. However, the majority of our assets will consist of Direct CRE and Real Estate-Related Securities which is why the conclusions reached by us are based on a number of judgments, assumptions and opinions about future events that may or may not prove to be correct. The use of different judgments, assumptions or opinions would likely result in different estimates of the value of our Direct CRE and Real Estate-Related Securities. In addition, for any given period, our published NAV per Investor Share may not fully reflect certain material events, to the extent that the financial impact of such events on our portfolio is not immediately quantifiable. As a result, the calculation of our NAV per Investor Share may not reflect the precise amount that might be paid for your Investor Shares in an arm’s length transaction with an unrelated third party. Moreover, to the extent quantifiable, if a material event occurs in between updated of NAV that would cause our NAV per Investor Share to change by 5% or more from the last disclosed NAV, we will disclose the updated price and the reason for the change in an Offering Circular supplement filed on the SEC’s EDGAR website as promptly as reasonably practicable, and will update the NAV information provided on our website.

Our internal accountants calculated our NAV per Investor Share using a process that reflects several components, including (1) estimated values of each of our acquired real estate assets and investments, including related liabilities, based upon (a) market capitalization rates, comparable sales information, interest rates, net operating income, (b) with respect to debt, default rates, discount rates and loss severity rates, and (c) in certain instances individual appraisal reports of the underlying real estate provided by an independent valuation expert, (2) the price of liquid assets for which third party market quotes are available, (3) accruals of our periodic distributions, and (4) estimated accruals of our operating revenues and expenses. The determination of our NAV is not based on, nor intended to comply with, fair value standards under GAAP, and our NAV may not be indicative of the price that we would receive for our assets at current market conditions.

We generally receive financial information and other reporting from entities of which we hold securities, our borrowers, and unconsolidated subsidiaries of both on a monthly or quarterly basis, so the estimated values of each of our Direct CRE and Real Estate-Related Securities included on each NAV reporting date are generally based on the latest financial and other information reported to us or otherwise available to us, which has been rolled forward through the NAV reporting date got accrual and other items. For investments made within the current reporting period where we have not received our first set of reporting data from our investments, our NAV is generally based on the information we used during our regular underwriting processes and in consideration of other market data available to us. We are not aware of any events that would have a material impact on the estimated values included herein that occurred between the date of the latest information we received with respect to our investments and the NAV reporting date.

The per Investor Share purchase price will be $0.91 per Investor Share. This price per Investor Share shall be effective until the next announcement of price per Investor Share by Concreit, which is expected to happen within a commercially reasonable time on or about July 1, 2020, unless updated by us prior to that time. Redemptions of Investor Shares shall be made pursuant to our Redemption Plan based on the redemption price set forth therein.

Investor Share Redemption Plan Status

As of June 1, 2020, we have not yet processed or received redemption requests and will provide an update once available.

Historical NAV Information

Below is the monthly NAV per Investor Share, as determined in accordance with our valuation policies, for each fiscal month from May 1, 2020 to June 1, 2020.

Date	NAV per Investor Share
June 1, 2020	$0.91
May 1, 2020	$0.84